Filed by Halo TopCo, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Angie's List, Inc.

(Commission File No. 001-35339)

Date: May 2, 2017

Text of email to all HomeAdvisor employees, sent on May 1, 2017:

To All -

Today IAC announced that it will combine HomeAdvisor and Angie’s List, Inc. into a new, publicly-traded company called ANGI Homeservices Inc. This is an exciting combination of the two biggest brands in the home services space and as a combined entity we will truly be the number one home services marketplace in the world.

Even though we have each taken different approaches to solving home owner needs, there are strong similarities and synergies that make the combined company more powerful and stronger together.  While we have challenged each other in the marketplace for dominance in the past, I have nothing but respect and admiration for the brand the Angie’s List team has built over the years.  More importantly, a unique and powerful merging of these two companies was only possible because of the hard work and effort on your part to build such an amazing and strong company in HomeAdvisor. I look forward to the tremendous opportunities ahead for the combined company as we continue to innovate and lead in the home services space.

We will set up meetings shortly to provide more details and answer your questions.

Best,

Chris

Important Additional Information and Where to Find It

In connection with the proposed transactions, ANGI Homeservices Inc. intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which investors should read carefully before making any voting or investment decision.  Investors will be able to obtain this document, as well as all other filings by IAC, ANGI Homeservices Inc. and Angie’s List with the SEC, free of charge at the SEC’s website at www.sec.gov.  IAC, ANGI Homeservices, Angie’s List, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from Angie’s List stockholders in connection with the proposed transactions.  Information about the directors and executive officers of IAC and Angie’s List is set forth in the 2017 annual meeting proxy statements for the companies, as previously filed with the SEC and available on their respective websites, and will be included in the registration statement and related joint proxy statement/prospectus when filed.